

October 13, 2010

Richard A. Meier
Executive Vice President and Chief Financial Officer
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

> **Re: Teleflex Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-5353**

Dear Mr. Meier:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1.   Please ensure the written acknowledgements from the company are exactly as set forth at the end of this letter.

Item 13. Certain Relationships and Related Transactions…, page 53

2.   We note your response to prior comment 2. If you do not have in effect any of the policies and procedures mentioned in that response, including at the time you file your next proxy statement, please disclose that fact clearly in applicable future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Richard A. Meier
Teleflex Incorporated
October 13, 2010
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Celia Soehner at (202) 551-3463 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Roxane F. Reardon, Esq. — Simpson Thacher & Bartlett LLP